GENVEC, INC.
65 West Watkins Mill Road
Gaithersburg, Maryland 20878
(240) 632-0740

May 18, 2010

BY EDGAR AND FACSIMILE

Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	GenVec, Inc. (the “Company”)
Registration Statement on Form S-3
No. 333-164862
Request for Acceleration of Effective Date
Attention: Laura Crotty, Division of Corporation Finance

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced registration statement to 4:00 pm Eastern Time on May 20, 2010, or as soon thereafter as practicable.

In making this request, we acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GENVEC, INC.

 /s/ Douglas J. Swirsky
Douglas J. Swirsky
Senior Vice President, Chief Financial Officer and Treasurer